1. Name and Address of Reporting Person
   Melrose, Kendrick B.
   8111 Lyndale Avenue South
   Bloomington, MN 55420-1196
   USA
2. Issuer Name and Ticker or Trading Symbol
   The Toro Company (TTC)
3. IRS or Social Security Number of Reporting Person (Voluntary)
4. Statement for Month/Year
   3/2002
5. If Amendment, Date of Original (Month/Day/Year)
6. Relationship of Reporting Person(s) to Issuer (Check all applicable)
   (X) Director                   ( ) 10% Owner
   (X) Officer (give title below) ( ) Other (specify below)
   Chief Executive Officer & Chai
7. Individual or Joint/Group Filing (Check Applicable Line)
   (X) Form filed by One Reporting Person
   ( ) Form filed by More than One Reporting Person

TABLE I -- Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
+---------------------------------+----------+-------------+-----------------------------+----------------+-----------+------------+
|1. Title of Security             |2. Trans- |3. Trans-    |4. Securities Acquired (A)   |5. Amount of    |6. Owner-  |7. Nature   |
|                                 |   action |   action    |   or Disposed of (D)        |   Securities   |   ship    |   of In-   |
|                                 |   Date   |   Code      |                             |   Beneficially |   Form:   |   direct   |
|                                 |          |             |                             |   Owned at     |   Direct  |   Bene-    |
|                                 |  (Month/ |             |                             |   End of       |   (D) or  |   ficial   |
|                                 |   Day/   +-------+-----+-----------+------+----------+   Month        |   Indirect|   Owner-   |
|                                 |   Year)  |Code   |V    |Amount     |A/D   |Price     |                |   (I)     |   ship     |
+---------------------------------+----------+-------+-----+-----------+------+----------+----------------+-----------+------------+
Common Stock                       12/28/2001 G       V     -339        D      $0.0000                     D
Common Stock                       01/11/2002 G       V     -1000       D      $0.0000                     D
Common Stock                       02/14/2002 G       V     -987        D      $0.0000                     D
Common Stock                       03/18/2002 G       V     -834        D      $0.0000    204114           D
Common Stock                                                                              0                I           Cust of dtr.
                                                                                                                       Velia E.
Common Stock                                                                              0                I           Matching
                                                                                                                       Stock Trustee
Common Stock                                                                              3999.818         I           Held by ESOP
                                                                                                                       Trustee
Common Stock                                                                              4995.957         I           401(k) PLAN
Common Stock                                                                              0                I           Cust. of dtr.
                                                                                                                       Kendra
Common Stock                       12/28/2001 G <F1>  V     113         A      $0.0000    113              I           By stepson
                                                                                                                       <F2>
Common Stock                       12/28/2001 G <F3>  V     226         A      $0.0000    226              I           By
                                                                                                                       grandchildren
                                                                                                                       <F4>
Common Stock Units                                                                        19024.747 <F5>   D
Matching Units                                                                            9512.142 <F6>    D
Performance Share Units            12/04/2001 A       V     30093 <F8>  A      $0.0000    68517.398 <F7>   D

TABLE II -- Derivative Securities Acquired, Disposed of, or Beneficially Owned
+-------------+--------+----------+---------+-----------+---------------------+----------------+----------+--------+-------+-------+
|1.           |2.      |3.        |4.       |5.         |6.                   |7.              |8.        |9.      |10.    |11.    |
|             |        |          |         |           |                     |                |          |Number  |Owner- |       |
|             |        |          |         |           |                     |                |          |of      |ship   |       |
|             |        |          |         |           |                     |                |          |Deriv-  |Form of|       |
|             |        |          |         |           |                     |Title and Amount|          |ative   |Deriv- |       |
|             |        |          |         |           |                     |of Underlying   |          |Secur-  |ative  |Nature |
|             |Conver- |          |         |Number of  |                     |Securities      |          |ities   |Secur- |of     |
|             |sion or |          |         |Derivative |Date Exercisable     +-------+--------+          |Benefi- |ity:   |In-    |
|             |Exercise|          |         |Securities |and Expiration Date  |       |Amount  |          |cially  |Direct |direct |
|             |Price of|Transac-  |Transac- |Acquired(A)|(Month/Day/Year)     |       |or      |          |Owned   |(D) or |Bene-  |
|Title of     |Deriv-  |tion Date |tion Code|Disposed(D)+----------+----------+       |Number  |Price of  |at End  |In-    |ficial |
|Derivative   |ative   |(Month/   +------+--+-----+-----+Date Exer-|Expira-   |       |of      |Derivative|of      |direct |Owner- |
|Security     |Security|Day/Year) |Code  |V |(A)  |(D)  |cisable   |tion Date |Title  |Shares  |Security  |Month   |(I)    |ship   |
+-------------+--------+----------+------+--+-----+-----+----------+----------+-------+--------+----------+--------+-------+-------+
Stock Option   $47.25   12/04/2001 A      V  46500       12/04/2001 12/04/2011 Common  46500    $47.2500   46500    D
                                                                               Stock

Explanation of Responses:

<F1>
Gift to stepson under the MN Unif Transfer to Minors Act w/reporting person as custodian.
<F2>
The reporting person disclaims beneficial ownership of all securities held by his stepson, and this report should not be deemed an admission that the reporting person is the beneficial owner of such securities for purposes of
Section 16 or any other purposes.
<F3>
Gift to grandchildren under the MN Unif Transfer to Minors Act w/reporting person as custodian.
<F4>
The reporting person disclaims beneficial ownership of all securities held by his grandchildren, and this report should be be deemed an admission that the reporting person is the beneficial owner of such securities for purposes of
Section 16 or for any other purpose.
<F5>
Includes 49.218 Common Stock Units acquired 1/12/02 pursuant to a dividend reinvestment feature of The Toro Company Deferred Compensation Plan for Officers.
<F6>
Includes 24.608 Matching Units acquired 1/12/02 pursuant to a dividend reinvestment feature of The Toro Company Deferred Compensation Plan for Officers.
<F7>
Includes 177.257 Performance Share Units acquired 1/12/02 pursuant to a dividend reinvesment feature of The Toro Company Deferred Compensation Plan for Officers.
<F8>
Exempt transaction under Section 16b-3.

SIGNATURE OF REPORTING PERSON
/s/ Kendrick B. Melrose

DATE
04/04/2002